Forbes Medi-Tech Inc.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

March 10, 2003

Forbes Medi-Tech Inc.

(Commission File No. 0-30076)

200-750 West Pender Street

Vancouver, British Columbia, Canada V6C 2T8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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<EDGAR Document Name>

<Delivery Date>

<EDGAR Document Number>

Exhibit Index

Exhibit No.

Description

1.

Material Change Report dated March 10, 2003

March 10, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Forbes Medi-Tech Inc.

Date: March 10, 2003

By:

/s/ Charles A. Butt

Charles A. Butt

President & CEO

BRITISH COLUMBIA

ONTARIO

FORM 53-901F / FORM 27

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1)

OF THE SECURITIES ACT AND SECTION 151 OF THE SECURITIES

RULES (BRITISH COLUMBIA) AND SECTION 75(2) OF THE

SECURITIES ACT (ONTARIO).

REPORTING ISSUER

Forbes Medi-Tech Inc.

Suite 200 – 750 West Pender Street

Vancouver, BC

V6C 2T8

Telephone:  (604) 689-5899

DATE OF MATERIAL CHANGE

February 26, 2003

PRESS RELEASE

February 27, 2003 - Vancouver, British Columbia

SUMMARY OF MATERIAL CHANGE

Forbes Medi-Tech Inc. (“Forbes” or the “Company”) has received a letter from the US Food and Drug Administration (the “FDA”) which will allow the use of the phytosterol heart-health claim to be applied to Forbes' range of phytosterol products, including Reducol™.

FULL DESCRIPTION OF MATERIAL CHANGE

Please see the press release attached.  A copy of the full text of the letter received from the FDA is also attached.

RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BRITISH COLUMBA) AND SECTION 74(3) OF THE SECURITIES ACT (ONTARIO)

Not applicable.

OMITTED INFORMATION

Not applicable.

SENIOR OFFICER

Name:

Mr. Charles Butt

Title:

President & CEO

Phone No.:

(604) 689-5899

STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

March 10, 2003

Per:

(signed) “Charles Butt”

Date

Signature

Charles Butt

Name of Officer

President & CEO

Title of Officer

Vancouver, British Columbia

Place

Forbes Medi-Tech Inc.

“Developing Nutraceuticals & Pharmaceuticals from Nature”

For Immediate Release

US FDA Issues Health Claim Letter to Forbes

~Allows Forbes to Advertise Health Benefits of Reducol™~

Vancouver, British Columbia –February 27, 2003 Forbes Medi-Tech Inc. (TSE:FMI and NASDAQ:FMTI) today announced it has received a letter from the US Food and Drug Administration (FDA) which will allow the use of the phytosterol heart-health claim to be applied to Forbes’ range of phytosterol products, including Reducol™. The FDA’s action provides an immediate opportunity for the food industry to include statements about the health benefits of Forbes’ cholesterol-lowering phytosterol ingredients in a variety of food products and dietary supplements.

“The ruling should have a significant impact on our ability to sell our clinically proven product, Reducol™,” said Charles Butt, President and CEO of Forbes Medi-Tech Inc. “We provided a substantial amount of scientific evidence to the FDA regarding the application of Reducol™ towards the prevention of coronary heart disease (CHD). I am encouraged by the FDA’s action and the opportunity this represents to advertise the efficacy of our phytosterol products,” said Butt.

Previously, the interim final ruling authorized a heart health claim for only plant sterol esters and plant stanol esters, the substances that were the subjects of the two health claim petitions. However, the FDA now recognizes that there is “substantial additional scientific evidence regarding the cholesterol-lowering efficacy of phytosterols.” As a result, pending completion of the final rule, the FDA has stated “it would be appropriate to consider the exercise of enforcement discretion with regard to use of the health claim on a wider range of foods.”

Forbes is in a unique position to capitalize on this opportunity. Forbes’ manufacturing joint venture, Phyto-Source LP, currently operates the world’s largest wood phytosterol manufacturing plant. With an annual production capacity of 1000 metric tonnes, this state of the art facility is dedicated to manufacturing phytosterols of consistently high purity and quality. The plant capacity can be doubled or tripled should product demand warrant expansion. Unlike vegetable sterols, wood phytosterols hold a competitive advantage coming from non-genetically modified organism (GMO) sourced materials. In many international markets, both consumers and food manufacturers have demonstrated a preference for non-GMO based products.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative pharmaceuticals and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. By extracting plant sterols from wood pulping by-products, Forbes has developed cholesterol-lowering agents to be used as pharmaceutical therapeutics, dietary supplements and functional food ingredients.

###

For more information, please contact:

Darren Seed

Manager, Investor Relations

Telephone: (604) 681-8976

E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This News Release may contain certain forward-looking statements, which statements can be identified by the use of forward-looking terminology such as “will allow”, “opportunity”, “pending”, “capitalize”, “represents”, “can be”, “should”, or the negative thereof or any other variations thereon or comparable terminology referring to future events or results.  Forward-looking statements are statements about the future and are inherently uncertain, and the Company’s actual results could differ materially from those anticipated in those forward-looking statements as a result of numerous factors, including without limitation, the risk of technical obsolescence, the need for regulatory approval, which may be withdrawn or not be obtained in a timely matter or at all, the need for clinical trials, the occurrence and success of which cannot be assured, intellectual property risks, marketing/manufacturing and partnership/strategic alliance risks, the effect of competition, uncertainty of the size and existence of a market opportunity for the Company’s products, the Company’s need for additional future capital, which may not be available in a timely manner or at all, exchange rate fluctuations, government regulation, as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.    Forward-looking statements are based on the beliefs, opinions and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward-looking statement if those beliefs, opinions or expectations, or other circumstances should change.

DEPARTMENT OF HEALTH AND HUMAN SERVICES

Public Health Service

Food and Drug Administration

College Park, MD 20740

FEB

 26

2003

Charles Butt

President and CEO

Forbes Medi-Tech Inc

Suite 200 — 750 West Pender Street

Vancouver B.C., Canada V6C 2T8

Dear Mr. Butt

This letter is in response to a communication from your company dated February 21, 2003 requesting that FDA issue a letter stating its intention not to enforce certain requirements in the interim final rule (IFR) authorizing a health claim for plant sterol/stanol esters and reduced risk of coronary heart disease (CHD) (21 CFR 101.83).

In response to two health claim petitions, FDA published the IFR (65 FR 54686, September 8, 2000), which authorized the use, on food labels and in food labeling, of health claims on the relationship between plant sterol/stanol esters and reduced risk of CHD, pending consideration of public comment and publication of a final regulation. The IFR authorizes the use of a health claim relating plant sterol/stanol esters and reduced risk of CHD on labeling of (1) spreads and dressings for salad containing at least 0.65 g   plant sterol esters per serving, and of (2) spreads, dressings for salad, snack bars, and dietary supplements in softgel form containing at least 1.7 g plant stanol esters per serving. Specific eligibility requirements for the use of the claim are listed in §101.83(c).

We received many comments in response to the IFR and to a notice reopening the comment period (66 FR 50825; October 5, 2001). These comments have brought to FDA’s attention substantial additional scientific evidence regarding the cholesterol-lowering efficacy of phytosterols1 that has been published in peer—reviewed scientific journals since issuance of the IFR. The IFR authorized a health claim for only plant sterol esters and plant stanol esters, the substances that were the subjects of the two health  claim petitions. Comments and supporting scientific evidence now suggest that currently available scientific support extends to a broader range of phytosterol substances. FDA has received notifications regarding Generally Recognized as Safe (GRAS) determinations for various phytosterols used as food ingredients at levels necessary to

1 The term “phytosterols’ is used as a collective term for plant sterols, and their hydrogenated stanol forms, whether used in the free sterol form or esterified with fatty acids.  Phytosterol is a term commonly used by manufacturers and distributors of these substances.

Page 2 - Mr. Charles Butt

justify the health claim. The agency has not objected to these notifications.

Publication of the phytosterol health claim final rule is an “A List” priority in CFSAN’S FY 2003 Program Priorities. Pending completion of the final rule, FDA believes that it would be appropriate to consider the exercise of enforcement discretion with regard to use of the health claim on a wider range of foods.

Based on preliminary review of the comments and additional scientific evidence, FDA intends to consider the exercise of enforcement discretion, pending publication of the final rule, with respect to certain requirements of the health claim. The agency will consider exercising enforcement discretion with regard to the use of a claim about reduced risk of CHD in the labeling of a phytosterol-containing food2, including foods other than those specified in §l0l.83(c)(2)(iii)(A), if: (1) the food contains at least 400  mg per reference amount customarily consumed (RACC) of phytosterols; (2) mixtures of phytosterol substances (i.e., mixtures of sterols and stanols) contain at least 80 percent beta-sitosterol, campesterol, stigmasterol, sitostanol, and campestanol (combined weight); (3) the food meets the requirements of §l01.83(c)(2)(iii)(B)-(D); (4) products containing phytosterols, including mixtures of sterols and stanols or free forms, use a collective term in lieu of the terms required by § 101 .83(c)(2)(i)(D) in the health claim to describe the substance (e.g., “plant sterols” or “phytosterol”); (5) the claim specifies that the daily dietary intake of phytosterols that may reduce the risk of CHD is 800  milligrams (mg) or more per day, expressed as the weight of free phytosterol; (6) vegetable oils for home use that exceed the total fat disqualifying level bear the health claim along with a disclosure statement that complies with §101.13(h); and (7) the use of the claim otherwise complies with §10l.83.

/1

FDA is developing a final rule on this health claim and intends to publish it as expeditiously as possible. The agency cautions manufacturers that the final rule may differ from the broadened criteria listed above and that manufacturers would then be required to change their labels to conform to the final rule.

\;$~~.

2 The term “food” includes dietary supplements. See 21 U.S.C. 321(ff) (last sentence).

Page 3 - Mr. Charles Butt

In the interim (i.e., before publication of the final rule), the agency intends to develop and promptly issue guidance that will contain FDA’s enforcement discretion criteria for health claims for phytosterols and reduced risk of CHD. In issuing this guidance, FDA will adhere to the Agency’s Good Guidance Practices (GGPs), 21 CFR 10.115.

Sincerely,

for:

Christine L. Taylor, Ph.D.

Director

Office of Nutritional Products, Labeling,

and Dietary Supplements

Center for Food Safety

and Applied Nutrition